Exhibit 99.1

Supplemental Submission

Pursuant to Item 9C(a) of Form 10-K

Novagant Corp. (the “Company”) is submitting via EDGAR the following information as required under Item 9C(a) of Form 10-K in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”).

During our fiscal year 2022, on August 5, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 10-K for the year ended March 31, 2022 with the SEC with an audit report issued by Zhen Hui Certified Public Accountants, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Zhen Hui Certified Public Accountants is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Zhen Hui Certified Public Accountants. Nonetheless, in August 2022, the PCAOB took a significant step toward inspecting and investigating registered public accounting firms in China and Hong Kong by signing a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China. From September to November 2022, PCAOB staff conducted on-site inspections and investigations of Zhen Hui Certified Public Accountants. In December 2022, the PCAOB vacated its previous determination and announced that it had obtained complete access to inspect and investigate registered public accounting firms in China and Hong Kong. It also confirmed that, until new determinations are issued by the PCAOB, no Commission-Identified Issuers, including the Company, are at risk of trading prohibition under the HFCAA.

As of the date of this Form SPDSCL, we confirm that (i) no foreign governmental entities in China or Hong Kong own any ordinary shares of any capital stock of record of the Company, the consolidated foreign operating entities or the consolidated variable interest entities (the “VIEs”), (ii) the Company is not a party to any material contracts with such a foreign governmental party, no governmental entities in China or Hong Kong have any controlling financial interest in our company, our consolidated foreign operating entities or the VIEs, also based on the fact that, as of such date, no such governmental entities had filed a Schedule 13D or 13G with respect to the Company’s securities, (iii) none of the members of our board of directors or the boards of our consolidated foreign operating entities, including the VIEs, are officials of the Chinese Communist Party or Hong Kong SARS, there is no such foreign government representative on the Company’s board of directors or the boards of our consolidated foreign operating entities, including the VIEs, none of our board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party. Please refer to the affidavit provided by our auditor at Exhibit 23.2 as the basis for our disclosure, and (iv) our memorandum and articles of incorporation, as amended and as originally filed with the State of Nevada, the articles of our consolidated foreign operating entities or the VIEs, do not contain wording from any charter or charter provisions of the Chinese Communist Party, including the text of any such charter. The Company has determined that no governmental entities in China or Hong Kong, directly or indirectly, possess the power to control or cause the direction of our management and policies, or hold a controlling financial interest in our Company. In response to Item 9C(a) of Form 10-K, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China or Hong Kong.

The Company is controlled by WeiQun Chen, who beneficially owned (determined in accordance with the SEC rules) 60.77% of the Company’s outstanding ordinary shares and 100% of the Company’s Preferred Series B shares, and held such percentage of the Company’s aggregate voting power as of June 29, 2023. Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s outstanding shares as of June 29, 2023, other than WeiQun Chen, who beneficially owned 60.77% of the Company’s outstanding ordinary shares and 100% of the Company’s Preferred Series B shares, and held such percentage of the Company’s aggregate voting power as of June 29, 2023. The following is an excerpt of the relevant disclosure in the Company’s annual report on Form 10-K for the year ended March 31, 2023 regarding the beneficial ownership of WeiQun Chen: “The foregoing information is derived from a Schedule 13D filed with the SEC on July 28, 2022 and other information known to us.”

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: WeiQun Chen, HongZhen Xu and HaiYan Zeng, and none of such persons are a representative of a government entity or an official of the Chinese Communist Party in the People’s Republic of China. In that regard, the Company is not owned or controlled by a government entity in China or Hong Kong

Dated: September 12, 2023

Novagant Corp.

By:	/s/ WeiQun Chen
Name: WeiQun Chen
Title: WeiQun Chen Director and Authorized Signatory as Chief Executive Officer and Chief Financial Officer